UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Jazz Pharmaceuticals Public Limited Company

File No. 333-141164 - CF#32308

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Jazz Pharmaceuticals Public Limited Company submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 9, 2007, as amended. Exhibit 10.42 was modified by the same contract refiled with fewer redactions as Exhibit 10.13 to Form 10-Q filed on May 6, 2010.

Based on representations by Jazz Pharmaceuticals Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.42	through March 27, 2020
Exhibit 10.46	through March 27, 2020
Exhibit 10.47	through March 27, 2020
Exhibit 10.48	through March 27, 2020
Exhibit 10.49	through March 27, 2020
Exhibit 10.50	through March 27, 2020
Exhibit 10.51	through March 27, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Deputy Secretary